SE 18001242

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FEB 26 2018

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SEC FILE NUMBER
8-49491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHEVAL CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 N Pitt St, #110
(No. and Street)

Alexandria	VA	22314
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Stiff, President +1-703-549-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

gw

RMS

OATH OR AFFIRMATION

I, Francis Stiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHEVAL CAPITAL, INC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MARLENE C. CRISPIN
Notary Public - State of Florida
Commission # FF 109914
My Comm. Expires Apr 6, 2018
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVAL CAPITAL, INC.

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2017

Cheval Capital, Inc.

Financial Statements
And Supplementary Information

Year Ended December 31, 2017

Table of Contents

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cheval Capital, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2011.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 15, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Cheval Capital, Inc.

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$	176,607
Accounts receivable		12,846
Property and equipment, net of depreciation		2,592
Other assets		2,569
Total	$	194,614

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Due to related party	$	3,861
Total Liabilities		3,861
STOCKHOLDER'S EQUITY		
Common Stock - $ 0.01 Par Value; Authorized 1,000 Shares; Issued 100 Shares		1
Additional paid-in capital		43,349
Retained earnings		147,403
Total Stockholder's Equity		190,753
TOTAL	$	194,614

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Income

Year Ended December 31, 2017

REVENUES:	
Fee income	$ 583,796
Interest income	920
Total Income	584,716
EXPENSES:	
Officers' compensation and benefits	479,842
Occupancy costs	37,114
Depreciation and amortization	892
Membership, registration and other fees	8,100
Technology and Communications	4,648
Other operating expenses	54,255
Total Expenses	584,851
NET INCOME (LOSS)	$ (135)

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2017

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning	100	$ 1	$ 43,349	$ 267,538	$ 310,888
Net Income (Loss)				(135)	(135)
Cash Distributions to Shareholder				(120,000)	(120,000)
Balance, ending	100	$ 1	$ 43,349	$ 147,403	$ 190,753

The accompanying notes are an integral part of these financial statements.

Cheval Capital, Inc.

Statement of Cash Flows

Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (135)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Depreciation and amortization	892
Changes in assets and liabilities:	
(Increase) Decrease:	
Accounts receivable	47,276
Increase (Decrease):	
Accounts payable and accrued expenses	(122,704)
Due to related party	3,861
Net cash used in operating activities	(70,810)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash distributions to shareholder	(120,000)
Net cash used in financing activities	(120,000)
Net decrease in cash and cash equivalents	(190,810)
Cash and equivalents - beginning of year	367,417
Cash and equivalents - end of year	$ 176,607

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cheval Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia corporation incorporated on July 12, 1996.

The Company provides investment banking services to corporate clients. Services include primarily acting as a placement agent in private equity, debt offerings among other services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not yet earned reflected as deferred fee income.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

The Company maintains its demand deposits in a high quality financial institution. Balances at times may exceed federally insured limits.

Concentration of Risk

The Company had revenue from three major customers that represented approximately 93% of total revenue for the year ended December 31, 2017.

Fair Value of Financial Instruments

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses. The recorded values of cash and cash equivalents, accounts receiveable, accounts payable and accrued expenses, approximate their fair value based on their short term nature.

Accounts Receivable

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management does not expect the new standard to have a significant impact on its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (primarily five years). When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is recognized currently. The cost of maintenance and repairs is charged to expense as incurred, whereas renewals and betterments are capitalized.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2017 was approximately $8,464.

Income Taxes

The Company has elected to be taxed as a S Corporation. Therefore the income or losses of the Company flow through to the Stockholder and no income taxes are reported in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following at December 31, 2017:

Furniture and fixtures	$ 29,550
Office equipment	5,118
Leasehold improvements	10,020
	44,688
Less: accumulated depreciation	(42,096)
	$ 2,592

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $ 172,745, which was $ 167,745 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1.00.

NOTE 5 - PENSION PLAN

The Company maintains a defined contribution profit sharing plan for all employees meeting minimum eligibility requirements. A discretionary contribution of $89,140 was paid into the plan for the year ended December 31, 2017.

NOTE 6 - LEASE COMMITMENT

On March 14, 2016 the Company entered into a lease amendment agreement to extend the original office space lease through March 31, 2018. The lease provides in part for the payment of contingent rentals based upon the escalation of real estate taxes and certain operating expenses. Rent expense was $37,114 for the year ended December 31, 2017. The Company transferred its obligations under the lease to Cheval M&A on June 2, 2017. (Total obligations under the lease for 2018 is $14,681.)

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE8 - ADMINISTRATIVE SERVICES AGREEMENT

The Company has an Administrative Services agreement (the "Agreement") with Cheval M&A Inc, an entity with the same principals as the Company and similar ownership. The Agreement provides that Cheval M&A will furnish various business, administrative, personnel and other services as the Company may require including such things as office space, business development, and paymaster services, among others. The Company reimburses Cheval M&A for these services monthly either on a shared basis, based on time spent during the month, or actual direct costs incurred.

The amount expensed in the financial statements for 2017 under the arrangement is approximately $480,000. The amount payable to related party at December 31, 2017 arose from this arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if this arrangement did not exist.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Cheval Capital, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2017

NET CAPITAL		
Total stockholder's equity qualified for net capital		$ 190,752
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable	$ 12,846	
Property and equipment	2,592	
Other assets	2,569	18,007
TOTAL NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (tentative net capital)		172,745
Haircuts on securities		-
NET CAPITAL		$ 172,745
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Liabilities		$ 3,861
Total aggregate indebtedness		$ 3,861
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Company)		$ 5,000
Excess net capital		$ 167,745
Net capital less greater of (a) 120% of minimum net capital; or (b) 10% of aggregate indebtedness		$ 166,745
Ratio: Aggregate indebtedness to net capital		0.02 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There is no material difference from the Company's computation, therefore a reconciliation is not included.

Cheval Capital, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

Cheval Capital, Inc.

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company has claimed exemption from the provisions of rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cheval Capital, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cheval Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cheval Capital, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Cheval Capital, Inc. stated that Cheval Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cheval Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cheval Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 15, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

CHEVAL
CAPITAL, INC
INVESTMENT BANKING

BROKER DEALERS ANNUAL EXEMPTION REPORT

Cheval Capital, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Cheval Capital, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Francis Stiff, President
January 1, 2018

901 North Pitt Street, Suite 110 • Alexandria, Virginia 22314
Telephone: 703-549-7390 • Facsimile: 703-549-8603

CHEVAL
CAPITAL, INC
INVESTMENT BANKING

February 23, 2018

SEC MAIL PROCESSING
Received

FEB 26 2018

WASH, D.C.

Securities and Exchange Commission
Registrations Branch
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
(202) 942-8088

BY OVERNIGHT MAIL

To whom it may concern:

Pursuant to rule 17a-5(d) of the Securities Exchange Act of 1934, Cheval Capital, Inc. (SEC File # 8-4941) hereby files one (1) copies of its annual audit report.

If there are any questions or problems please do not hesitate to contact me.

Very truly yours,

Francis C. Stiff
President

901 North Pitt Street, Suite 110 • Alexandria, Virginia 22314
Telephone: 703-549-7390 • Facsimile: 703-549-8603